Mail Stop 3-8


								May 16, 2005


By Facsimile and U.S. Mail

Mr. Gary P. Fayard
Executive Vice President and Chief Financial Officer
The Coca-Cola Company
One Coca-Cola Plaza
Atlanta, Georgia  30313

		RE:	The Coca-Cola Company
			Form 10-K for the fiscal year ended December 31,
2004
			Filed March 4, 2005

Dear Mr. Fayard:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2004

General

1. Where a comment below requests additional disclosures or other revisions to be made, please include these disclosures and revisions in your future filings.

Item 7.  Management`s Discussion and Analysis of Financial
Condition
and Results of Operations, page 24
Application of Critical Accounting Policies, page 31

2. We note that you recognized an impairment charge of $374 million related to CCEAG`s franchise rights in the third quarter of 2004 due to volume declines resulting from a deposit law enacted by the German government on January 1, 2003. However, it appears that you have not recognized or expect to recognize an impairment loss related to CCEAG`s goodwill and tangible assets. Please help us understand your consideration of these circumstances in evaluating the timing of an impairment test and the need for recognition of impairment charges related to CCEAG`s goodwill and tangible assets.

Reconciliation of Non-GAAP Financial Measures, page 55

3. Please disclose, in more detail, why you believe that presentation of non-GAAP financial measures provides useful information to investors regarding your financial condition and results of operations. Please also detail the manner in which you use non-GAAP financial measures. Your disclosures should be specific to the non-
GAAP financial measure used, the nature of your business and industry, and the manner in which you assess the non-GAAP financial measures and apply them to management decisions. See Item 10(e) of
Regulation S-K.

Item 8.  Financial Statements and Supplementary Data, page 60
Note 1.  Organization and Summary of Significant Accounting
Policies,
page 66
Variable Interest Entities, page 66

4. It appears that you have concluded that Coca-Cola FEMSA is not a variable interest entity. Please help us understand the following with respect to your application of FIN 46R to Coca-Cola FEMSA:

* Please identify for us your variable interests in Coca-Cola
FEMSA.
In this regard, please discuss your evaluation of whether your equity interests, your $250 million letter of credit, your bottling agreements, and your marketing and infrastructure support represent variable interests in Coca-Cola FEMSA. From Coca-Cola FEMSA`s Form
20-F, we note that under your bottling agreements, you set prices as a percentage of the average sales price that Coca-Cola FEMSA charges to retailers, which suggests that these agreements somewhat absorb Coca-Cola FEMSA`s variability and may represent variable interests.
Please advise.

* Please explain your consideration of paragraph 5 of FIN 46R in determining that Coca-Cola FEMSA is not a variable interest entity.
In this regard, please also explain:
o Your evaluation of whether the terms of your bottling agreements and marketing and infrastructure programs indirectly protect investors from expected losses or guarantee a return, pursuant to paragraph 5(b)(2) of FIN 46R.

o Your evaluation of whether your obligations to absorb expected losses and/or receive expected residual returns by way of your variable interests are disproportional to your voting rights, pursuant to paragraph 5(c) of FIN 46R.

Revenue Recognition, page 68

5. Your disclosures on page 5 indicate that you provided $3.6 billion to bottlers, resellers, vendors and customers of your products for participation in sales promotion programs in 2004. You also state that you provide promotional and marketing services, repair services, and dispensing equipment to fountain and bottle / can retailers. Please tell us, citing relevant accounting literature, and disclose how you account for and classify the funds, services, and equipment you provide. In this regard, please explain your consideration of EITF 01-9.

Other Assets, page 69

6. We note that you invest in infrastructure programs with your bottlers, make advance payments to fund future marketing activities, and make advance payments to certain customers for distribution rights. For each of these three types of programs:

* Please tell us and disclose where you classify the amortization of these other assets. We understand from your disclosures in note 2 that you classify a portion of the amortization expense related to your infrastructure programs in net operating revenues. Please clarify whether you classify amortization for all programs in net operating revenues.

* Please tell us and disclose, similar to your disclosures of the amount of amortization expense for infrastructure programs, the amount of amortization expense related to the other two types of programs.

* Please explain and disclose the period over which you amortize these assets and how you determine the applicable period.

* Please tell us and disclose in more detail how you determine whether these assets are recoverable.

* Please explain your basis for capitalizing costs associated with each of these three programs. In addition, please tell us whether any of the costs relate to advertising, as defined by paragraphs ..22
- .24 of SoP 93-7; start-up activities, as discussed in paragraph
..05
of SoP 98-5; or internally developed intangible assets, as discussed in paragraph 10 of SFAS No. 142. If so, please tell us your consideration of those statements.
Property, Plant and Equipment, page 69

7. We note your property, plant and equipment represents approximately 32% of your total assets. Please disclose the useful lives of your property, plant and equipment by component. In a separate note, please disclose in tabular form as of each balance sheet date a breakout of the components included in the property, plant and equipment line item, including the related amounts. Further, given the materiality of your property, plant and equipment and the judgment involved in estimating useful lives, please tell us why you do not believe this area to represent a critical accounting policy.
Note 18.  Acquisitions and Investments, page 110

8. We understand that you have recognized a liability equal to the present value of the total amount likely to be paid to CCEAG shareholders related to the put or put / call agreements. Please tell us whether the agreements meet the definition of a derivative, based on paragraphs 6 to 9 of SFAS No. 133. If so, please tell us your consideration of paragraphs 17 and 18 of SFAS No. 133 in accounting for these agreements.

   As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provide any requested supplemental information. Detailed cover letters greatly facilitate our review.
Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
* the company is responsible for the adequacy and accuracy of the disclosure in their filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

		In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	If you have any questions regarding these comments, please direct them to Nili Shah at (202) 942-2923. Any other questions regarding disclosure issues may be directed to me at (202) 551-
3716.

							Sincerely,



							Will Choi
							Accounting Branch Chief

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Mr. Gary P. Fayard
Executive Vice President and Chief Financial Officer
The Coca-Cola Company
May 16, 2005
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